Exhibit 99.1

CT CORPORATION

September 22,2005

Damion Jackson
Davis Polk & Wardwell
99 Gresham Street
London, United Kingdom
EC2V 7NG

RE:	Designation to receive service of process in connection with (i) Amended and Restated Indenture dated September 23, 2005 (U.S. $400,000,000) between Shire Finance Limited Issuer, Shire Pharmaceuticals Group PLC and Shire PLC Guarantors to The Bank of New York Trustee; (ii) Amended and Restated Preference Shares Guarantee Agreement dated September 23, 2005 between Shire Pharmaceuticals Group PLC Guarantor, Shire PLC Guarantor, and The Bank of New York Guarantee Trustee.

Dear Mr. Jackson:

C T Corporation System (“CT”), located at 111 Eighth Avenue, New York, New York 1001, hereby accepts its appointment as agent for service of process for Shire Plc in connection with the above referenced Agreements.

We understand any process received by us shall be forwarded to:

Shire Plc
 Hampshire International Business Park
Chineham
Basingstoke
Hampshire RG24 8EP
 United Kingdom
 Attn: Company Secretary

CT must be notified immediately of any change(s) to these addresses or the billing address.

Our charge for the first year of this appointment is $442.00. Shire Plc will be billed annually at our then current renewal rate so long as such bills continue to be paid, or until we are advised in advance in writing to discontinue our representation.

CT has not accepted this appointment on an irrevocable basis. Our acceptance of this designation and our continued representation is contingent upon our receipt of timely payment of our charges for this service.

Best Regards

/s/ Melissa Fox
Melissa Fox
Department Manager
6459070-SO
       111 Eighth Avenue
       New York, NY 10011
       A Wolters Kluwer Company